Exhibit 99.1
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Item 5 - Relationship of Reporting Person(s) to Issuer

Reporting Person Isaac Perlmutter is a member of a filing group that includes the following:

(a) Mr. Perlmutter, the Vice Chairman of the Issuer's Board of Directors, its Chief Executive Officer and a 10% beneficial owner of the Issuer;

(b) The Isaac Perlmutter Trust 01/28/1993, a Florida revocable trust (the "Trust"), a 10% beneficial owner of the Issuer. Mr. Perlmutter is a Trustee and the sole beneficiary of the Trust; and

(c) Object Trading Corp., a Florida corporation ("Object"), a 10% beneficial owner of the Issuer. The Trust is the sole stockholder of Object.